UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HINES REAL ESTATE INVESTMENT TRUST, INC.
 (Name of Subject Company)

MIRELF IV REIT INVESTMENTS, LLC
MIRELF IV REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP
MADISON INTERNATIONAL HOLDINGS IV, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.001
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF IV REIT Investments, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$70,000,000	$8,127

*	For purposes of calculating the filing fee only. Assumes the purchase of 20,000,000 Shares at a purchase price equal to $3.50 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,127
Form or Registration	Schedule TO-T
Filing Party:	MIRELF IV REIT Investments, LLC
Date Filed:	May 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) amends the Tender Offer Statement on Schedule TO  (the “Original TO”) relating to the offer (the “Offer”) commenced on May 25, 2011 by MIRELF IV REIT Investments, LLC, a Delaware limited liability company (the “Purchaser”) to purchase up to 20,000,000  shares of common stock (the “Shares”) in Hines Real Estate Investment Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.50 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2011 (the “Offer to Purchase”) and in the related Transfer & Assignment Form, copies of which are attached to the Original TO as Exhibits (a)(1) and (a)(2) respectively.

All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Original TO or the Offer to Purchase.

The items of this Schedule TO are amended and supplemented as follows:

Items 1 through 9, and Item 11.

1.   The paragraph of the SUMMARY TERM SHEET section captioned “HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?”, on page 6 of the Offer to Purchase, is hereby amended and restated to provide in its entirety as follows:

To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. The notice must either be notarized or Medallion Signature Guaranteed. See Section 4, Withdrawal Rights.

2.   The first paragraph of the section entitled “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 12 of the Offer to Purchase is hereby amended and restated to provide in its entirety as follows:

All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding.  The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchaser’s counsel, be unlawful.  The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular shareholder.  The Purchaser’s interpretation of the terms and conditions of the Offer (including the Transfer & Assignment Form and the instructions thereto) will be final and binding except only to the extent a court determines that such interpretation is manifestly inconsistent with such terms and conditions.  If a shareholder does not agree with any such interpretation by the Purchaser, the shareholder may seek to challenge the interpretation in a court of competent jurisdiction. Neither the Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

3.   The second paragraph of Section 4, “Withdrawal Rights”, on page 13 of the Offer to Purchase, is hereby amended and restated to provide in its entirety as follows:

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at the address set forth in the attached Transfer & Assignment Form.  Any such notice of withdrawal must specify the name of the owner(s) of record who tendered the Shares to be withdrawn and must be signed by the owner(s) of record who signed the Transfer & Assignment Form in the same manner as the Transfer & Assignment Form was signed.  The notice of withdrawal must either be notarized by a duly licensed notary public or be Medallion Signature Guaranteed.  It is recommended that (if time permits), the notice of withdrawal be sent by certified mail.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Offer to Purchase dated May 25, 2011*

(a)(2) Transfer & Assignment Form*

(a)(3) Form of Letter to Shareholders dated May 25, 2011*

(a)(4) Form of Advertisement in Investor’s Business Daily *

(b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

_________________________

* Previously filed as Exhibits to the Original TO

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2011

MIRELF IV REIT INVESTMENTS, LLC By: MIRELF IV REIT Its: Sole Member

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MIRELF IV REIT

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP By: Madison International Holdings IV, LLC Its: General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL HOLDINGS IV, LLC

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated May 25, 2011*

(a)(2)	Transfer & Assignment Form*

(a)(3)	Form of Letter to Shareholders dated May 25, 2011*

(a)(4)	Form of Advertisement in Investor’s Business Daily*

______________________

* Previously filed as Exhibits to the Original TO